FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934


                       For the month of October 2007

                              02 October 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                 EXHIBIT INDEX

                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Response to CC Statement' released on 02 October 2007




2 October 2007

               BSkyB response to Competition Commission statement

In response to today's announcement by the Competition Commission, a BSkyB spokesman said:

"We note the Competition Commission's announcement of its provisional findings and possible remedies. We will continue to engage with the Commission during the remainder of this process."

                                      End

Enquiries:

Analysts/Investors:

Andrew Griffith             Tel: 020 7705 3118
Robert Kingston             Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser               Tel: 020 7705 3036
Stephen Gaynor              Tel: 020 7705 3446

E-mail: corporate.communications@bskyb.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 02 October 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary